August 12, 2019



Via Email

W. Garrett Crotty
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, FL 32114

       Re:     International Speedway Corp.
               PRER14A filed August 9, 2019
               File No. 0-02384

               Schedule 13E-3/A filed August 9, 2019
               Filed by NASCAR Holdings, Inc. et al.
               File No. 5-36579

Dear Crotty:

        The staff in the Office of Mergers and Acquisitions has reviewed the amended filings listed above. We have the following additional comments. All defined terms used here have the same meaning as in your revised preliminary proxy statement.

PRER14A filed August 9, 2019

Litigation, pages 11 and 63

   1. Refer to comment 1 in our prior comment letter dated July 18, 2019. We note the new disclosure that no agreement in principal has been reached with respect to fees and expenses for Plaintiff's Counsel. However, to the extent that a range of fees and expenses were discussed by the parties, please disclose. We believe that since Plaintiff's
      Counsel was extensively involved in negotiating the terms of this transaction, its interest in the same should be described to the fullest extent possible.

Special Factors   Background of the Merger, page 18

   2. Refer to comment 7 in our prior comment letter and your response. We are unable to locate the summary of the matters outlined in comment 7(a)-(c). Please revise or advise.
 W. Garrett Crotty
International Speedway Corp.
August 12, 2019
Page 2

Summary of Presentations Provided by Goldman Sachs, page 39

      3. We reissue comment 11 in our prior comment letter. We are unable to locate responsive disclosure in this section explaining what specific procedures Goldman failed to follow here that would have ordinarily been followed, had it issued a fairness opinion. The reference to "certain other procedures" on page 39 is not helpful.

      4. The revised language on page 40 of the revised proxy statement references non-public information reviewed and considered by Goldman in conducting its analysis. It is not clear that this non-public information is included in the forecasts and projections summarized later in the proxy statement. Please revise to include, or advise.

      5. To the extent additional projections disclosure is included in response to our last comment above, we direct your attention to comment 14 in our July 18, 2019 letter.

      6. In the third from the last paragraph on page 41, you state that the foregoing is a
         "summary of certain of the material financial analyses contained in the Goldman Sachs
         Presentations." Please revise to confirm that all material financial analyses are described.

The Goldman Sachs Presentations, page 41

      7. Revise this section generally to provide the results yielded by each of the analyses conducted by Goldman.

Preliminary Valuation Analysis provided by Plaintiff's Counsel, page 64

      8. Clarify whether Plaintiff's Valuation Materials (dated February 12,
2019) were
         assembled by Plaintiff's Counsel, by Global Economics Group, or some other third party.

       We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact me at 202-551-3263 with any questions.

                                                               Sincerely,

                                                               /s/ Christina
Chalk

                                                               Christina Chalk
                                                               Senior Special
Counsel
                                                               Office of
Mergers & Acquisitions

cc:      Michael Gold, Esq. (via email)
         Beverly Reyes, Esq. (via email)